

The Dallas Entrepreneur Center
2021 TECH INCLUSION COUNCIL
TOP 100
DIVERSE LEADERS IN TECH
Chandra Gundlapalli
Global Vice President
LEADING THROUGH PANDEMIC

Chandra Gundlapalli · 2nd

Digital Strategy Head | Cloud CoE & AI Enabled IT Ops | Super-App Co-Founder | Patented Web3 NFT Talent & Tech Factory DAO Utility on Blockchain | Ex GVP @ $350M P&L | Top 100 Tech Leaders | Forbes

CriticalRiver Inc.

Massachusetts Institute of Technology

Talks about #web3, #cloud, #blockchain, #leadership, and #legacymodernization

Irving, Texas, United States · Contact info

29,875 followers · 500+ connections

3 mutual connections: Kevin Summer, Brian Belley, and 1 other

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Providing services
Business Consulting, IT Consulting, Cloud Application Development, Custom Software Development, SaaS D...
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Highlights

Halen Super App | Presentation
Chandra is speaking at this event

Message

Featured

Post

Special day for 100 of us, global Digital champions. Just got a...



Massachusetts Institute of Technology
Chandra Gundlapalli
Digital Transformation

Digital Transformation: From AI and IoT to Cloud,...
credential.net · 1 min read

141 · 18 comments

Post

Here is my suggestion to all the #web3 (...



Non-Fungible Course
Introduction to NFTs
Chandra Gundlapalli
In≡vitable

Certificate #159 - Non-Fungible Course Introductio...
opensea.io · 1 min read

60 · 6 comments

Post

Let's take a quick break from the daily grind....



WLT 3rd Annual Masquerade Gala
KEYNOTE SPEAKER
Chandra Gundlapalli
April 30, 2022 | 7pm-Midnight
TICKETS:

78 · 6 comments

Activity

29,875 followers

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Chandra Gundlapalli posted this · 3w

Here is my suggestion to all the #web3 (#nfts , #crypto , #blockchain #decentralization #metaverse) emerging trend champions - Spe ...show more



Certificate #159 - Non-Fungible Course Introduction to NFTs | OpenSea
opensea.io · 1 min read

60 · 6 comments

Chandra Gundlapalli posted this · 1mo

Special day for 100 of us, global Digital champions. Just got a new MIT Professional Education credential for "Digital Transformation". Looking forward to accelerating (>80% speed to market) all the modernizat ...show more



Digital Transformation: From AI and IoT to Cloud, Blockchain and Cybersecurity • Chandra Gundl...
credential.net · 1 min read

141 · 18 comments

Chandra Gundlapalli reshared a post • 1mo

As we wrap up one more productive week, thought of sharing the next **Forbes Technology Council** article published today, in collaboration with my **CriticalRiver Inc.** TEAMofTEAMS. ...show more



Council Post: Business Friction Modernization: The CEO's Technology Prerogative For Tomorrow
forbes.com • 5 min read

26 · 5 comments

Chandra Gundlapalli posted this • 1mo

Let's talk about tech & implementation vendor partnerships today. In the last 1-2 months we raised $66K (on track for $250k and $1.5M) for the next big disruption, first North America Super App HALEN. I am o ...show more



Invest in Halen Technologies: Rideshare, Food, Grocery and Retail Delivery; as well as Flight Boo...
wefunder.com • 5 min read

21 · 1 comment

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About

I am a multicultural (USA, India, Germany, Brazil and UK) consistently exceeding expectations hands-on global business technology executive.

My Passion - I walk the talk of helping organizations improve digital capabilities speed-to-market by > ...see more

Experience

Senior Vice President of Digital Transformation Strategy
CriticalRiver Inc.
2021 - Present · 1 yr 5 mos
Dallas-Fort Worth Metroplex

600+ Global (USA, India, Philippines, UAE & Australia) Tech Services & Solutions org, helping 130+ clients globally. Founded by my University alumni (BITS Pilani, a top university in India) 8 year ...see more




Mentor & Coach, Driving Web3 - NFT, DAO, Blockchain and AI/ML Adoption
The DEC Network
2021 - Present · 1 yr 5 mos
Dallas, Texas, United States

Mentoring Entrepreneurs and Startups at DEC (Dallas Entrepreneur Center), driving emerging trends Web3 - NFT, DAO, Blockchain, and AI/ML adoption to solve business challenges.

Co-founder and Chief Architect
Halen
2021 - Present · 1 yr 5 mos

Halen is a One-Stop-Shop Platform for Rideshare, Grocery, Restaurant, Retail Delivery, Flight Booking, and Vacation Rentals. On a mission to create the next big $1.5 trillion market share industry d ...see more




Official Member and Author
Forbes Technology Council
2019 - Present · 3 yrs 5 mos

Chandra Forbes Portfolio - https://bit.ly/3nY74fV





Global Vice President Information Technology
Unisys
2019 - 2021 · 2 yrs
Dallas/Fort Worth Area

With very minimal R&D investment, I successfully (exceeded expectations) led a $350M P&L, ~2000 member Applications business unit laying a solid Cloud Modernization foundation with upskill ...see more






Show all 7 experiences →

Education

Massachusetts Institute of Technology
Digital Transformation: From AI and IoT to Cloud, Blockchain, and Cybersecurity
2022

Birla Institute of Technology and Science, Pilani
Master's degree, Engineering
1999
Activities and societies: Cricket TEAM

Ivy League University In Asia



University (BITS Pilani) Cricket TEAM

Birla Institute of Technology and Science, Pilani
Bachelor of Engineering (B.E.)

Volunteering

Advisory Board, CXO Summit Speaker & Panelist
Elevate Events, LLC
Jan 2019 - Dec 2021 · 3 yrs
Science and Technology

Championing Business Friction Modernization & Courageous Leadership with Enterprise-as-a-Service vision to increase >80% Speed-To-Market & reduce >90% Set-Up-Costs via CxO communities.

Dallas Fort worth CIO Community Governing Body
CDM Media
Jan 2017 - Jan 2019 · 2 yrs 1 mo
Science and Technology

Licenses & certifications

Web3 NFT (Non-Fungible Token)
Inevitable
Issued Feb 2022 · No Expiration Date

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AWS Certified Cloud Practitioner
Amazon Web Services (AWS)
Credential ID 425628d7-c706-47e9-9615-a73ab3e7c5d8

Accountability Builder - Oz principle
CULTURE PARTNERS

Show all 5 licenses & certifications →

Skills

Leadership · 87

Endorsed by Anthony Terrones who is highly skilled at this

Endorsed by 2 colleagues at CriticalRiver Inc.

Enterprise Architecture · 99+

Endorsed by Leigh Sperberg and 2 others who are highly skilled at this

Endorsed by 2 colleagues at CriticalRiver Inc.

Agile Methodologies · 99+

Endorsed by Anil Jagarlamudi and 3 others who are highly skilled at this

Endorsed by 2 colleagues at CriticalRiver Inc.

Show all 34 skills →

Recommendations

Received   Given

Sulekha Kapadan · 3rd
HR Manager- Cloud & Infrastructure, APAC| Certified NLP Life Coach

Chandra was the Global Vice President of an extremely dynamic Application Services Business unit and i was his HR Partner during our working association at Unisys. Chandra is a true leader who leads by example! His distinguishing trait is the way he balances empathy with an essence of 'Human Deal' while he also ensures to drive business priorities! His positivity and zeal is contagious. A "Peoples' ...see more

Lisa McLaine · 3rd
Award winning, Client Executive and CMO
June 3, 2020, Lisa worked with Chandra but on different teams

Chandra is a visionary leader who also has what it takes to grow a $400M business into a $1B+ business unit. Chandra is incredible at building and managing highly matrixed teams. Chandra is a leader who builds Dream Teams that way exceed corporate expectations. He takes complex challenges head on and figures out how to turn them around. Everyone loves working with Chandra because they kno ...see more



Ashish Lahoti · 3rd
SVP and Head of Enterprise Data Platforms @ Wells Fargo | Advisory Board at University of Texas at Austin
September 19, 2019, Ashish managed Chandra directly

Chandra is a strong technology leader. I found his energy contagious.

Chandra took the reins of an area that was in great trouble, stabilized it and then operationalized foundational best practices while including the current team in the journey. This resulted in th ...see more

Show all 9 received →

Publications

Co-Author of #1 Amazon best-seller: Leading Through the Pandemic Unconventional Wisdom from Heartfelt Leaders
Soul Excellence Ventures · Jan 15, 2021

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AI As A Service Redefines Customer Experiences, But Think Twice Before You Jump Into AutoML
Forbes

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Addressing Security And Compliance To Accelerate Application Modernization
Forbes

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Show all 7 publications →

Patents

CHAMPION OF CHAMPIONS COE OPERATING MODEL
US 90261361

See patent

DIGITAL ENTERPRISE AS A SERVICE (DENAAS)
US 90213310

See patent

System for DAO vetted NFT (Non-Fungible Token) credentialed Talent & Technology Service Providers
US 63337689

Honors & awards

Top 100 Diverse Leaders in Technology
Issued by National Diversity Council · Feb 2021

Business Transformation Top Executive
Issued by Marquis Who's Who · Jan 2020

Honors outstanding executives and professionals in all fields.

Dallas Fort worth Enterprise Leadership Council
Issued by Charles Schwab · Jan 2019

Show all 6 honors & awards →

Languages

English

German

Hindi

Show all 5 languages →

Interests

Interests

Influencers | Companies | Groups | Schools



Daymond John · 2nd
CEO of FUBU and The Shark Group, TV Personality on ABC Shark Tank, Public Speaker
2,535,656 followers



Gary Vaynerchuk · 2nd
Chairman of VaynerX, CEO of VaynerMedia, 5-Time NYT Bestselling Author, Text Me: 212-931-5731
5,086,882 followers

Show all 6 influencers →